UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-34609

China Hydroelectric Corporation

Bldg A #2105, Ping’An International Financial Center

No. 3 Xinyuan South Road, Chao Yang District, Beijing

People’s Republic of China 100027

Tel: (86-10) 6492-8483

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

China Hydroelectric Corporation

Form 6-K

China Hydroelectric Corporation Held Annual General Meeting of Shareholders

On October 17, 2013, China Hydroelectric Corporation (the “Company”) held its annual general meeting of shareholders in Hong Kong. The shareholders of the Company passed resolutions approving:

•                  Re-election of Amit Gupta to serve as Class I Director for a three-year term expiring at the Company’s annual general meeting of shareholders to be held in 2016;

•                  Re-election of Moonkyung Kim to serve as Class I Director for a three-year term expiring at the Company’s annual general meeting of shareholders to be held in 2016;

•                  Re-election of Allard Nooy to serve as Class III Director for a two-year term expiring at the Company’s annual general meeting of shareholders to be held in 2015; and

•                  Ratification of the appointment of Ernst & Young Hua Ming as the Company’s independent auditors for the fiscal year ending December 31, 2013.

As the Company announced on September 23, 2013, Mr. Shadron Lee Stastney resigned from his director position with the Company on September 17, 2013 with immediate effect. Therefore, the proposal to re-elect Mr. Shadron Lee Stastney as a Class I Director was not put to a vote.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Hydroelectric Corporation

	By:	/s/ Liya Chen
	Name:	Liya Chen
	Title:	Chief Financial Officer

Date: October 17, 2013